Exhibit 99.1

YY Reports First Quarter 2018 Unaudited Financial Results

Guangzhou, China, June 6, 2018 – YY Inc. (NASDAQ: YY) (“YY” or “the Company”), a leading live streaming social media platform in China, today announced its unaudited financial results for the first quarter of 2018.

First Quarter 2018 Highlights

•	Net revenues increased by 43.3% to RMB3,248.9 million (US$518.0 million) from RMB2,267.0 million in the corresponding period of 2017.

•	Net income attributable to YY was RMB444.1 million (US$70.8 million) compared to RMB543.2 million in the corresponding period of 2017.

•	Non-GAAP net income attributable to YY1 increased by 31.1% to RMB699.9 million (US$111.6 million) from RMB533.9 million in the corresponding period of 2017.

“We are delighted to start 2018 with robust growth in the first quarter,” stated Mr. David Xueling Li, Chairman and acting Chief Executive Officer of YY. “Our mobile live streaming monthly active users (MAU) increased by 23.9% year over year to 77.6 million, and our total live streaming paying users increased by 17.3% year over year to 6.9 million. As we continue to roll out innovative functionalities such as Host Battalion in the latest version of YY Live, we are further enhancing our user acquisition and monetization capabilities. Meanwhile, the successful public listing of our game live streaming subsidiary HUYA Inc. on the New York Stock Exchange in May has ushered in a new era for the group company. Together as a group company, we are confident that YY will maintain and expand its leadership positions in both entertainment live streaming and game live streaming markets in China. In addition, we further invested US$272 million in the series D preferred shares of Bigo Inc, a fast-growing global video-based social media platform. YY is Bigo’s existing shareholder and has become the largest shareholder of Bigo after the series D financing. YY has also obtained a right, exercisable after the first anniversary of the closing date, to purchase additional Bigo shares at the then fair market price to exceed 50.1% of the voting power in Bigo. We believe that the significant synergistic relationship between YY Live and Bigo will further contribute momentum to our expansion into the global market. ”

Mr. Bing Jin, Chief Financial Officer of YY, further commented, “We are pleased to deliver another quarter with strong financial results. During the quarter, our total net revenues increased by 43.3% year over year to RMB3,248.9 million, exceeding the high end of our previous guidance range. Our revenue growth was mainly driven by the robust growth of our live streaming revenues, which increased by 47.4% year over year to RMB3,032.0 million. In addition, our non-GAAP net income attributable to YY increased by 31.1% year over year to RMB699.9 million in the first quarter of 2018. Going forward, we will continue to innovate and offer more engaging services to users in order to further grow our market share and create more value for all of our stakeholders.”

1 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses, impairment of goodwill and investment, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments (deemed disposal refers to dilution of equity interest in equity-method investments), gain on fair value change of investments, fair value loss on derivative liabilities, deemed dividend to subsidiary’s Series A preferred shareholders and income tax effects on above non-GAAP reconciling items and adjustment for non-GAAP reconciling items for the income attributable to non-controlling interests. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

First Quarter 2018 Financial Results

NET REVENUES

Net revenues increased by 43.3% to RMB3,248.9 million (US$518.0 million) in the first quarter of 2018 from RMB2,267.0 million in the corresponding period of 2017, primarily driven by an increase in live streaming revenues. Live streaming revenues increased by 47.4% to RMB3,032.0 million (US$483.4 million) in the first quarter of 2018 from RMB2,057.4 million in the corresponding period of 2017.

Starting from the first quarter of 2018, the Company re-classified its revenues from online games, revenues from memberships, and other revenues (which mainly represent revenues from the Company’s online advertising revenues) to the category “other revenues” in order to better reflect the Company’s continued strategic shift towards its live streaming business.

Other revenues increased by 3.5% to RMB216.9 million (US$34.6 million) in the first quarter of 2018 from RMB209.5 million in the corresponding period of 2017.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 46.4% to RMB2,015.8 million (US$321.4 million) in the first quarter of 2018 from RMB1,377.0 million in the corresponding period of 2017, primarily attributable to an increase in revenue-sharing fees and content costs to RMB1,621.0 million (US$258.4 million) in the first quarter of 2018 from RMB1,035.3 million in the corresponding period of 2017. Revenue-sharing fees and content costs paid to performers, guilds, and content providers as a percentage of the live streaming revenues increased year over year primarily because of the Company’s efforts to strengthen its relationships with performers and further enrich its live streaming content offerings. In addition, bandwidth costs increased to RMB225.4 million (US$35.9 million) in the first quarter of 2018 from RMB188.9 million in the corresponding period of 2017, primarily reflecting continued user base expansion and live streaming quality improvements. Bandwidth costs as a percentage of total revenues decreased year over year partially because of the Company’s improved efficiency through technological advances and better pricing terms resulting from its economies of scale.

Gross profit increased by 38.6% to RMB1,233.1 million (US$196.6 million) in the first quarter of 2018 from RMB890.0 million in the corresponding period of 2017. Gross margin was 38.0% in the first quarter of 2018 compared to 39.3% in the corresponding period of 2017.

OPERATING INCOME

Operating expenses was RMB649.1 million (US$103.5 million) in the first quarter of 2018 compared to RMB330.8 million in the corresponding period of 2017.

Operating income was RMB596.4 million (US$95.1 million) in the first quarter of 2018 compared to RMB617.0 million in the corresponding period of 2017. Operating margin was 18.4% in the first quarter of 2018 compared to 27.2% in the corresponding period of 2017, primarily due to the increase in sales and marketing expenses, amounting to RMB147.1 million and the increase in share-based compensation, amounting to RMB89.9 million.

Non-GAAP operating income2 increased by 20.6% to RMB727.3 million (US$115.9 million) in the first quarter of 2018 from RMB603.3 million in the corresponding period of 2017. Non-GAAP operating margin3 was 22.4% in the first quarter of 2018 compared to 26.6% in the corresponding period of 2017.

NET INCOME

Net income attributable to YY Inc. was RMB444.1 million (US$70.8 million) in the first quarter of 2018 compared to RMB543.2 million in the corresponding period of 2017. Net income attributable to YY Inc. in the first quarter of 2018 includes RMB426.5 million (US$68.0 million) of gain on fair value change of investments and deemed dividend to subsidiary's series A preferred shareholders related to HUYA Inc.’s series B equity financing, which was a loss of RMB489.3 million (US$78.0 million). Net margin was 13.7% in the first quarter of 2018 compared to 24.0% in the corresponding period of 2017.

Non-GAAP net income attributable to YY Inc. increased by 31.1% to RMB699.9 million (US$111.6 million) from RMB533.9 million in the corresponding period of 2017. Non-GAAP net margin was 21.5% in the first quarter of 2018 compared to 23.5% in the corresponding period of 2017.

NET INCOME PER ADS

Diluted net income per ADS4 was RMB6.86 (US$1.09) in the first quarter of 2018 compared to RMB9.25 in the corresponding period of 2017.

Non-GAAP diluted net income per ADS5 increased by 18.5% to RMB10.78 (US$1.72) in the first quarter of 2018 from RMB9.10 in the corresponding period of 2017.

2 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses, impairment of goodwill and investments and gain on deconsolidation and disposal of a subsidiary. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

3 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

4 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to YY Inc. divided by weighted average number of diluted ADS.

5 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details).

BALANCE SHEET AND CASH FLOWS

As of March 31, 2018, the Company had cash and cash equivalents of RMB4,086.5 million (US$651.5 million) and short-term deposits of RMB8,748.9 million (US$1,394.8 million). For the first quarter of 2018, net cash from operating activities was RMB780.3 million (US$124.4 million).

SHARES OUTSTANDING

As of March 31, 2018, the Company had a total of 1,263.9 million common shares, or the equivalent of 63.2 million ADSs, outstanding.

Business Outlook

For the second quarter of 2018, the Company expects net revenues to be between RMB3.6 billion and RMB3.7 billion, representing a year-over-year growth of 38.0% to 41.8%. In addition, the Company expects to have a fair value loss on derivative liabilities, which is related to preferred shares of HUYA Inc. amounting to approximately RMB2.3 billion due to an increase in HUYA Inc.’s enterprise value as indicated by the price of its initial public offering, which will cause a negative net income attributable to YY Inc. in the second quarter of 2018. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Developments

In May 2018, HUYA Inc., the Company’s majority-controlled subsidiary, successfully completed its initial public offering of 17,250,000 American depositary shares ("ADSs") at a price of US$12.0 per ADS, including 2,250,000 ADSs offered pursuant to the underwriters’ full exercise of their over-allotment options. Each HUYA Inc. ADS represents one Class A ordinary share of HUYA Inc.

In June 2018, the Company announced that it had invested US$272 million in the series D preferred shares of Bigo Inc. as the lead investor. YY is an existing shareholder of Bigo and had become its largest shareholder after the series D financing. In addition, YY had obtained a right, exercisable after the first anniversary of the closing date, to purchase additional Bigo shares at the then fair market price to exceed 50.1% of the voting power in Bigo.

The Company announced that it has appointed Mr. Pengjun Lu as the Company’s Chief Technology Officer, effective on May 28, 2018. With over 12 years of technology and management experience, Mr. Lu brings to the Company a wealth of knowledge and expertise in search technology, recommendation algorithm, computer vision and speech related AI technologies. Prior to joining YY, Mr. Lu served as the general manager in charge of search advertising and chief architect in infrastructure team at Baidu from 2014 to early 2018. From 2006 to 2014, Mr. Lu worked at Google, most recently as a staff engineer in charge of Shanghai advertising back-end team, and received the Google Founders Award for the QueST project. Mr. Lu received a Master’s degree in computer science and technology from Fudan University, and a Bachelor’s degree in computer science and technology from Wuhan University.

Conference Call Information

The Company will hold a conference call on June 5, 2018, at 9:00 pm Eastern Time or June 6, 2018, at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International:	+65-6713-5440
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#7090909

The replay will be accessible through June 13, 2018, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#7090909

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2726 to US$1.00, the noon buying rate in effect on March 30, 2018 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses, impairment of goodwill and investments, and gain on deconsolidation and disposal of subsidiary. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments, fair value loss on derivative liabilities, deemed dividend to subsidiary’s Series A preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustment for non-GAAP reconciling items for the income attributable to non-controlling interests. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to YY Inc. divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments, fair value loss on derivative liabilities, and deemed dividend to subsidiary’s Series A preferred shareholders, which may not be recurring in its business, (iii) income tax expenses and net income (loss) attributable to non-controlling interest shareholders , which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

YY Inc.

Matthew Zhao

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,617,432	4,086,517	651,487
Short-term deposits	6,000,104	8,748,883	1,394,778
Restricted short-term deposits	1,000,000	-	-
Short-term investment	124,550	119,118	18,990
Accounts receivable, net	153,944	161,339	25,721
Inventory	315	269	43
Amount due from related parties	11,190	13,355	2,129
Prepayments and other current assets	221,939	770,111	122,773

Total current assets	10,129,474	13,899,592	2,215,921

Non-current assets
Deferred tax assets	113,017	117,765	18,775
Investments	1,153,019	1,247,317	198,852
Property and equipment, net	1,016,998	1,086,574	173,225
Land use rights, net	1,832,739	1,820,711	290,264
Intangible assets, net	37,481	34,812	5,550
Goodwill	11,716	11,681	1,862
Amount due from related parties	20,000	-	-
Other non-current assets	144,275	118,622	18,911

Total non-current assets	4,329,245	4,437,482	707,439

Total assets	14,458,719	18,337,074	2,923,360

Liabilities ,mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	76,351	68,010	10,842
Deferred revenue	758,044	764,214	121,834
Advances from customers	80,406	86,364	13,768
Income taxes payable	146,298	156,554	24,958
Accrued liabilities and other current liabilities	1,465,963	1,689,490	269,344
Amounts due to related parties	30,502	26,053	4,153
Derivative liabilities	-	899,116	143,340
Short-term loan	588,235	-	-

Total current liabilities	3,145,799	3,689,801	588,239

Non-current liabilities
Convertible bonds	6,536	6,289	1,003
Deferred revenue	57,718	60,571	9,656
Deferred tax liabilities	10,810	62,725	10,000

Total non-current liabilities	75,064	129,585	20,659

Total liabilities	3,220,863	3,819,386	608,898

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$

Mezzanine equity	524,997	3,029,437	482,964

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 945,245,908 and 965,928,668 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	57	58	9
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 317,982,976 and 297,982,976 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	23	22	4
Additional paid-in capital	5,339,844	5,828,395	929,183
Statutory reserves	62,718	62,718	9,999
Retained earnings(1)	5,218,110	5,750,050	916,693
Accumulated other comprehensive loss(1)	(9,597)	(217,115)	(34,613)

Total YY Inc.’s shareholders’ equity	10,611,155	11,424,128	1,821,275

Non-controlling interests	101,704	64,123	10,223

Total shareholders’ equity	10,712,859	11,488,251	1,831,498

Total liabilities, mezzanine equity and
shareholders’ equity	14,458,719	18,337,074	2,923,360

(1)	On January 1, 2018, the Group adopted ASU 2016-1, “Classification and Measurement of Financial Instruments”. After the adoption of this new guidance, the Company will measure long-term investments other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, the Group will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings. Following the adoption of this guidance, accumulated fair value gain, amounting to RMB87.8 million, was reclassified from accumulated other comprehensive loss to retained earnings as of January 1, 2018.

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	US$

Net revenues(1)
Live streaming	2,057,427	3,368,520	3,032,035	483,378
Others	209,531	258,018	216,896	34,578

Total net revenues	2,266,958	3,626,538	3,248,931	517,956

Cost of revenues(2)	(1,376,995)	(2,196,649)	(2,015,797)	(321,365)

Gross profit	889,963	1,429,889	1,233,134	196,591

Operating expenses(2)
Research and development expenses	(165,561)	(282,827)	(249,465)	(39,771)
Sales and marketing expenses	(88,602)	(148,765)	(235,658)	(37,569)
General and administrative expenses	(76,652)	(218,766)	(163,976)	(26,142)
Goodwill impairment	-	(2,527)	-	-

Total operating expenses	(330,815)	(652,885)	(649,099)	(103,482)

Gain on deconsolidation and disposal of subsidiaries	37,989	-	-	-
Other income	19,820	44,534	12,374	1,973

Operating income	616,957	821,538	596,409	95,082

Interest expense	(21,268)	(3,744)	(2,019)	(322)
Interest income	31,031	74,531	92,191	14,697
Foreign currency exchange gains (losses), net	(1,293)	(351)	6,719	1,071
Gain on fair value change of investments(3)	-	-	426,547	68,002
Fair value loss on derivative liabilities	-	-	(11,868)	(1,892)

Income before income tax expenses	625,427	891,974	1,107,979	176,638

Income tax expenses	(89,073)	(151,523)	(148,245)	(23,634)

Income before share of income in equity method investments, net of income taxes	536,354	740,451	959,734	153,004

Share of income in equity method investments, net of income taxes	3,935	17,557	9,179	1,463

Net Income	540,289	758,008	968,913	154,467

Less: Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders	(2,865)	17,602	35,491	5,658
Deemed dividend to subsidiary's Series A preferred shareholders	-	-	489,284	78,003

Net income attributable to YY Inc.	543,154	740,406	444,138	70,806

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	US$

Net income attributable to YY Inc.	543,154	740,406	444,138	70,806

Unrealized gain (loss) of available-for-sales securities, net of nil tax	42,236	(21,440)	-	-
Foreign currency translation adjustments, net of nil tax	619	(48,828)	(119,187)	(19,001)

Comprehensive income attributable to YY Inc.	586,009	670,138	324,951	51,805

Net income per ADS
—Basic	9.58	11.63	6.97	1.11
—Diluted	9.25	11.53	6.86	1.09
Weighted average number of ADS used in calculating net income per ADS
—Basic	56,675,919	63,686,056	63,694,535	63,694,535
—Diluted	60,975,038	64,224,006	64,713,421	64,713,421

(1)	On January 1, 2018, the Group adopted ASC 606, "Revenue from Contracts with Customers" using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Based on the Company’s assessment, the adoption of ASC 606 did not have any material impact on the Group’s consolidated financial statements.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	US$

Cost of revenues	3,623	36,549	19,608	3,126
Research and development expenses	11,404	106,501	54,467	8,683
Sales and marketing expenses	509	3,679	1,869	298
General and administrative expenses	7,057	61,731	36,563	5,829

(3)	On January 1, 2018, the Group adopted ASU 2016-1, “Classification and Measurement of Financial Instruments”. After the adoption of this new guidance, the Company will measure long-term investments other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, the Group will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings.

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	RMB	US$

Operating income	616,957	821,538	596,409	95,082
Share-based compensation expenses	22,593	208,460	112,507	17,936
Impairment of goodwill and investments	1,700	4,113	18,349	2,925
Gain on deconsolidation and disposal of a subsidiary	(37,989)	-	-	-

Non-GAAP operating income	603,261	1,034,111	727,265	115,943

Net income attributable to YY Inc.	543,154	740,406	444,138	70,806
Share-based compensation expenses	22,593	208,460	112,507	17,936
Impairment of goodwill and investments	1,700	4,113	18,349	2,925
Gain on deconsolidation and disposal of a subsidiary	(37,989)	-	-	-
Gain on fair value change of investments	-	-	(426,547)	(68,002)
Fair value loss on derivative liabilities	-	-	11,868	1,892
Deemed dividend to subsidiary's Series A preferred shareholders	-	-	489,284	78,003
Income tax effects on non-GAAP adjustments	5,443	-	44,466	7,089
Net income (loss) attributable to the non-controlling interest shareholders	(1,033)	(367)	5,820	928

Non-GAAP net income attributable to YY Inc.	533,868	952,612	699,885	111,577

Non-GAAP net income per ADS
—Basic	9.42	14.96	10.99	1.75
—Diluted	9.10	14.83	10.78	1.72
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	56,675,919	63,686,056	63,694,535	63,694,535
—Diluted	60,975,038	64,224,006	64,713,421	64,713,421

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2018

	YY Live	Huya	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,239,251	792,784	-	3,032,035	483,378
Others	168,053	50,798	(1,955)	216,896	34,578

Total net revenues	2,407,304	843,582	(1,955)	3,248,931	517,956

Cost of revenues(2)	(1,303,264)	(712,533)	-	(2,015,797)	(321,365)

Gross profit	1,104,040	131,049	(1,955)	1,233,134	196,591
Operating expenses(2)
Research and development expenses	(198,007)	(51,458)	-	(249,465)	(39,771)
Sales and marketing expenses	(211,673)	(25,940)	1,955	(235,658)	(37,569)
General and administrative expenses	(128,193)	(35,783)	-	(163,976)	(26,142)

Total operating expenses	(537,873)	(113,181)	1,955	(649,099)	(103,482)
Other income	2,091	10,283	-	12,374	1,973

Operating income	568,258	28,151	-	596,409	95,082

Interest expense	(2,019)	-	-	(2,019)	(322)
Interest income	81,607	10,584	-	92,191	14,697
Foreign currency exchange gains, net	6,719	-	-	6,719	1,071
Fair value loss on derivative liabilities	-	(11,868)	-	(11,868)	(1,892)
Gain on fair value change of investments	426,547	-	-	426,547	68,002

Income before income tax expenses	1,081,112	26,867	-	1,107,979	176,638

Income tax (expenses) benefits	(152,709)	4,464	-	(148,245)	(23,634)

Income before share of income in equity method investments, net of income taxes	928,403	31,331	-	959,734	153,004

Share of income in equity method investments, net of income taxes	9,103	76	-	9,179	1,463

Net income	937,506	31,407	-	968,913	154,467

(1)	The elimination mainly consists of revenues and expenses generated from advertising services among YY Live and Huya segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	19,353	255	19,608	3,126
Research and development expenses	52,677	1,790	54,467	8,683
Sales and marketing expenses	1,451	418	1,869	298
General and administrative expenses	14,659	21,904	36,563	5,829

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income	568,258	28,151	596,409	95,082
Share-based compensation expenses	88,140	24,367	112,507	17,936
Impairment of goodwill and investments	18,349	-	18,349	2,925

Non-GAAP operating income	674,747	52,518	727,265	115,943

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,675,812	692,708	3,368,520	517,732
Others	209,707	48,311	258,018	39,657

Total net revenues	2,885,519	741,019	3,626,538	557,389

Cost of revenues(1)	(1,563,735)	(632,914)	(2,196,649)	(337,619)

Gross profit	1,321,784	108,105	1,429,889	219,770
Operating expenses(1)
Research and development expenses	(239,103)	(43,724)	(282,827)	(43,470)
Sales and marketing expenses	(119,181)	(29,584)	(148,765)	(22,865)
General and administrative expenses	(182,164)	(36,602)	(218,766)	(33,624)
Goodwill impairment	(2,527)	-	(2,527)	(388)

Total operating expenses	(542,975)	(109,910)	(652,885)	(100,347)
Other income	44,534	-	44,534	6,845

Operating income (loss)	823,343	(1,805)	821,538	126,268

Interest expense	(3,744)	-	(3,744)	(575)
Interest income	67,597	6,934	74,531	11,455
Foreign currency exchange losses, net	(351)	-	(351)	(54)

Income before income tax expenses	886,845	5,129	891,974	137,094

Income tax expenses	(151,523)	-	(151,523)	(23,289)

Income before share of income (loss) in equity method investments, net of income taxes	735,322	5,129	740,451	113,805

Share of income (loss) in equity method investments, net of income taxes	17,708	(151)	17,557	2,698

Net Income	753,030	4,978	758,008	116,503

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	36,320	229	36,549	5,617
Research and development expenses	104,569	1,932	106,501	16,369
Sales and marketing expenses	3,145	534	3,679	565
General and administrative expenses	40,958	20,773	61,731	9,488

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	823,343	(1,805)	821,538	126,268
Share-based compensation expenses	184,992	23,468	208,460	32,039
Impairment of goodwill and investments	4,113	-	4,113	632

Non-GAAP operating income	1,012,448	21,663	1,034,111	158,939

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,674,786	382,641	2,057,427	298,906
Others	193,273	16,258	209,531	30,441

Total net revenues	1,868,059	398,899	2,266,958	329,347

Cost of revenues(1)	(994,233)	(382,762)	(1,376,995)	(200,052)

Gross profit	873,826	16,137	889,963	129,295

Operating expenses(1)
Research and development expenses	(123,169)	(42,392)	(165,561)	(24,053)
Sales and marketing expenses	(73,371)	(15,231)	(88,602)	(12,872)
General and administrative expenses	(66,462)	(10,190)	(76,652)	(11,136)

Total operating expenses	(263,002)	(67,813)	(330,815)	(48,061)
Gain on deconsolidation and disposal of subsidiaries	37,989	-	37,989	5,519
Other income	10,299	9,521	19,820	2,879

Operating income (loss)	659,112	(42,155)	616,957	89,632

Interest expense	(21,268)	-	(21,268)	(3,090)
Interest income	30,555	476	31,031	4,508
Foreign currency exchange losses, net	(1,293)	-	(1,293)	(188)

Income (loss) before income tax expenses	667,106	(41,679)	625,427	90,862
Income tax expenses	(89,073)	-	(89,073)	(12,941)

Income (loss) before share of income in equity method investments, net of income taxes	578,033	(41,679)	536,354	77,921
Share of income in equity method investments, net of income taxes	3,935	-	3,935	572

Net Income (loss) (2)	581,968	(41,679)	540,289	78,493

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	2,380	1,243	3,623	526
Research and development expenses	8,349	3,055	11,404	1,657
Sales and marketing expenses	305	204	509	74
General and administrative expenses	4,568	2,489	7,057	1,025

(2)	Starting from the three months ended December 31, 2017, the Company reviews the financial performance of the operating segments up to the net income of each segment. Segment information for comparative periods has been revised to be presented on the same basis as the three months ended December 31, 2017

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	659,112	(42,155)	616,957	89,632
Share-based compensation expenses	15,602	6,991	22,593	3,282
Impairment of goodwill and investments	1,700	-	1,700	247
Gain on deconsolidation and disposal of a subsidiary	(37,989)	-	(37,989)	(5,519)

Non-GAAP operating income (loss)	638,425	(35,164)	603,261	87,642